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                                Filed by BancorpSouth, Inc. pursuant to Rule 425
                                under the Securities Act of 1933.

                                Subject Company: BancorpSouth, Inc.
                                Commission File No.: 1-12991

         THE FOLLOWING IS A JOINT PRESS RELEASE ISSUED BY BANCORPSOUTH AND PINNACLE BANCSHARES.

PRESS RELEASE

         BANCORPSOUTH AND PINNACLE BANCSHARES ANNOUNCE MERGER AGREEMENT

LITTLE ROCK, Ark. and TUPELO, Miss., Nov. 15 -- BancorpSouth, Inc. (NYSE: BXS) and Pinnacle Bancshares, Inc. announced today the signing of a definitive agreement for the merger of their respective companies.

The transaction is expected to be completed by the end of the first quarter of 2002. Approval of banking regulators and Pinnacle Bancshares shareholders is required. Terms of the financial transaction were not disclosed. Stephens Inc. is acting as Pinnacle Bancshare's financial advisor.

Pinnacle Bancshares is an Arkansas business corporation that owns all of the stock of the $130 million asset Pinnacle Bank. The bank operates two full-service banking locations in the Little Rock market.

Pinnacle President and CEO Bob Althoff, a veteran Arkansas banker said, "Our merger with BancorpSouth gives us the needed capital capacity to continue our rapid growth in the Little Rock metropolitan market. We have experienced tremendous acceptance in this market. However, to continue to meet our customer's expectations and expanding needs we realized we must join with a company with a similar operating philosophy, strong capital and with expanded resources and technological capabilities. With BancorpSouth we have found that partner. Through this partnership we will add greater value to our business clients through a higher level and greater sophistication of service. We are excited about the prospects this partnership brings."

BancorpSouth Chairman and CEO Aubrey B. Patterson said, "We are pleased to have Pinnacle joining our banking family. Only 15 months ago BancorpSouth and First United Bancshares of El Dorado merged, making our company a six-state, $9.4 billion financial services company. Although we serve numerous Arkansas markets, we had no presence in Little Rock, the state's largest market. We are pleased to be coming to Little Rock with the opportunity Pinnacle and their exemplary staff provide us. Successful merger integration has always been a strong point for BancorpSouth, and we expect a smooth transition without adverse customer impact."

BancorpSouth President and COO James V. Kelley said, "I have watched the development of Pinnacle Bank since its inception five years ago and have been an admirer of their senior


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management team for years. Merging our two companies is a real opportunity for both of us. This is not our first investment in the state of Arkansas and we don't believe it will be our last."

The combined company would have assets of approximately $9.5 billion, deposits of $7.9 billion.

Headquartered in Tupelo, Miss., BancorpSouth is a bank holding company with $9.4 billion in assets operating 246 banking and mortgage locations and 233 ATMs in Arkansas, Alabama, Louisiana, Mississippi, Tennessee and Texas communities. The Company also provides investment services through its subsidiary, BancorpSouth Investment Services, Inc., and insurance services through BancorpSouth Insurance Services. BancorpSouth's common stock is traded on the New York Stock Exchange under the symbol BXS.

Forward-Looking Statements

Certain statements contained in this news release may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology, such as "anticipate," "believe," "estimate," "expect," "may," "might," "will," "would," or "intend." These forward-looking statements include, without limitation, those relating to the Company's future changes and the effects of the merger.

We caution you not to place undue reliance on the forward-looking statements contained in this news release in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. Those factors include, but are not limited to, failure to obtain required shareholder or regulatory approvals, the companies' failure to consummate the merger, inability to successfully integrate the companies after the merger, materially adverse changes in the companies' financial conditions, changes in economic conditions and government fiscal and monetary policies, fluctuations in prevailing interest rates, the ability of the Company to compete with other financial services companies, changes in the Company's operating or expansion strategy, geographic concentration of the Company's assets, the ability of the Company to attract, train, and retain qualified personnel, the ability of the Company to effectively market its services and products, the Company's dependence on existing sources of funding, and other factors generally understood to affect the financial results of financial service companies, and other risks detailed from time to time in the Company's news releases and filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

In connection with the proposed merger, BancorpSouth will file a post-effective amendment to a registration statement on Form S-4 (Registration No. 333-28081) with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus supplement that will be part of the post-effective amendment, because it will contain important information about the merger, BancorpSouth and Pinnacle Bancshares. After the post-effective


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amendment is filed with the SEC, the post-effective amendment and the proxy statement/prospectus supplement will be available free of charge, both on the SEC's web site (www.sec.gov) and from BancorpSouth and Pinnacle Bancshares by directing a request to BancorpSouth, Inc., One Mississippi Plaza, Tupelo, MS 38804, Attention: Corporate Secretary, or to Pinnacle Bancshares, Inc., 2610 Cantrell Road, Little Rock, AR 72202, Attention: Corporate Secretary.